

November 24, 2010

Zhang Mingwei
Chief Financial Officer
Sino-Global Shipping America, Ltd.
136-56 39th Avenue
Flushing, NY 11354

> **Re:** **Sino-Global Shipping America, Ltd.**
> **Form 10-K: For the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 001-34024**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis, page 9

Critical Accounting Policies and Estimates, page 12

1. Your disclosures here do not provide investors with any of the material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. For example, with regard to your revenue recognition disclosure, it appears the significant judgment and uncertainty is the accuracy of the estimate of revenues and expenses you record in situations where services are complete but information on the actual expenses is not available at the end of the fiscal period for your contracts with a term of revenue recognized as a markup of actual expenses incurred. However, your disclosure does not address how you made such judgment or the key assumptions involved. Please revise your critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. In addition, as critical accounting estimates and assumptions are based on matters that are highly uncertain please also analyze their specific sensitivity to change with

qualitative and quantitative information, as reasonably available. Please note that disclosure in this part of your filing should not simply repeat policy disclosure contained in the notes to your financial statements. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Liquidity and Capital Resources, page 16

Operating Activities, page 16

2. Your disclosure in regard to net cash provided by operating activities appears to emphasize how the amount was computed rather than an analysis of its level for each period and variance between comparative periods, in terms of cash. Please note that references to net earnings and other components of results of operations, prepared on the accrual basis of accounting, noncash items and changes in working capital may not provide a sufficient basis for a reader to fully understand cash flows provided by operating activities in terms of cash without discussion of the significant reasons and related underlying drivers in terms of cash. For example, for this purpose you could discuss the timing and amount of cash paid to suppliers in each period and associated terms and conditions affecting these, or other significant cash transactions that affected operating cash flows. You should also discuss why your operating activities have resulted in a usage of cash in the periods presented, what is required for your operating activities to provide cash on a consistent basis and your future expectations about cash from operating activities. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please revise your disclosure accordingly, and include the intended revised disclosure in your response.

Evaluation of Disclosure Controls and Procedures, page 18

3. Although your disclosure refers to the definition of "disclosure controls and procedures" as fully described in Exchange Act Rules 13a-15(e) and 15d-15(e) ("Rules"), you then also attempt to specifically mention only a portion of that definition. This gives the appearance of limiting management's conclusion solely to that specific portion mentioned, and that your controls and procedures may be qualified in regard to other aspects of the definition not mentioned. Please represent to us and in future filings management's conclusion in regard to the company's disclosure controls and procedures as fully defined in the Rules. Although there is no requirement to include the full description of the definition of disclosure controls and procedures in your disclosure, any description of such included in your disclosure should be consistent in full with the definition contained in the Rules.

Zhang Mingwei
Sino-Global Shipping America, Ltd.
November 24, 2010
Page 3

<u>Changes in Internal over Financial Reporting, page 18</u>

4. We note your disclosure that there were no changes in internal control over financial reporting during the year ended June 30, 2010. In light of your disclosure in the fourth paragraph on page 18 that states you have completed the implementation of a new accounting and management information system using SAP Business One software, please explain in greater detail why you believe that there were no changes in internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief